MML Distributors, LLC

*Statement of Financial Condition
As of December 31, 2020
With Report of Independent Registered
Public Accounting Firm Thereon*

This report is filed as a Public document in accordance with
Rule 17a-5(e)(3)

MML Distributors, LLC

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors
MML Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 2004.

Hartford, Connecticut
February 17, 2021

MML Distributors, LLC
Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,762
Receivables from brokers or dealers		16,488
Receivables from related parties		1,144
Prepaid expenses and other assets		256
Total assets	$	19,650

Liabilities and Equity

Payables to related parties	$	17,525
Trail commissions payable		184
Accounts payable and accrued expenses		37
Total liabilities		17,746
Members' equity		16,525
Accumulated deficit		(14,621)
Total equity		1,904
Total liabilities and equity	$	19,650

The accompanying notes are an integral part of this financial statement.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

1. **Organization**

   MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding LLC, whose sole member is MassMutual, with a 1% interest. The Company's primary purpose is to provide principal underwriting, distribution, and other broker-dealer services to MassMutual and its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico, and the District of Columbia.

2. **Significant Accounting Policies**

   The significant accounting policies are as follows:

   Basis of Presentation

   The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its operating cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2020, there was $1,527 invested in money market mutual funds, which are recorded at net asset value.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Revenue Recognition and Related Expense

The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and its susceptibility to factors outside of the Company's control, such as market volatility or the actions of its customers (see Note 3).

Fair Value of Financial Instruments

The reported carrying values of financial instruments, (including cash equivalents, receivables, and payables) approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. The Company has no uncertain tax positions.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

New Accounting Pronouncements

On January 1, 2020, the Company adopted Accounting Standard Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which is effective for periods beginning after December 15, 2019. This guidance adopts the current expected credit loss ("CECL") impairment model which only applies to financial assets carried at amortized cost, including mortgage loans, equipment loans, held to maturity debt securities, and trade, lease, reinsurance and other receivables. CECL is based on expected credit losses rather than incurred losses. CECL is defined as an estimate of all contractual cash flows not expected to be collected from a recognized financial asset (or group of financial assets) or commitment to extend credit. In determining the expected credit loss, the Company is required to consider (a) all available information including historical, current and reasonably supportable forecasts; (b) the entire contractual term of the financial asset; and (c) the time value of money. An estimate of expected credit losses always reflects both the possibility that a credit loss results and the possibility that no credit loss results. Accordingly, this guidance prohibits an entity from estimating expected credit losses solely on the basis of the most likely outcome. Therefore, all financial assets within scope of CECL will have a credit loss allowance. The adoption of this ASU did not have an impact on the Company's financial statements since receivables from brokers or dealers and related parties are received within 30 to 90 days and the Company has not historically experienced credit losses on any of its accounts receivable balances.

3. Revenue from Contracts with Customers

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commission revenue is earned as the broker-dealer intermediary for the administration, supervision, and distribution of variable products issued by MassMutual through sales agreements with third-party independent broker-dealers. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 4). Commissions payable to the independent broker-dealers associated with the variable product sales is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents asset-based 12b-1 service fees earned by the Company from open-end mutual fund companies, as well as insurance carriers for variable annuities, are determined based upon a percentage of average assets under management and represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned in based upon historical cash receipts or assets under management in current and prior periods, as applicable.

MML Distributors, LLC
Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed (see Note 4).

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment.

The Company recorded the following contract assets at December 31, 2020 and 2019:

	2020	2019
Trail commissions receivable from brokers or dealers	$ 16,488	$ 18,225
Commissions receivable from related parties	1,144	1,228
Total contract assets	**$ 17,632**	**$ 19,453**

Changes in contract assets are the result of ordinary business activities.

Contract Costs

The Company incurred transaction-related costs to fulfill its contracts with customers for which the following contract liabilities were recorded at December 31, 2020 and 2019:

	2020	2019
Trail commissions payable to related parties	$ 17,462	$ 19,272
Commissions payable to brokers or dealers	184	181
Total contract liabilities	**$ 17,646**	**$ 19,453**

Changes in contract liabilities are the result of ordinary business activities.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

4. **Related-Party Transactions and Agreements**

Through underwriting and service agreements, the Company is a principal underwriter of certain variable life insurance contracts issued by MassMutual and its wholly-owned subsidiary, C.M. Life Insurance Company ("C.M. Life"). In addition, the Company is placement agent for certain unregistered private placement life insurance contracts issued by MassMutual. The Company earned commission revenues that it reallowed to broker-dealers with which it had entered into selling agreements. Receivables from MassMutual and C.M. Life collectively as of December 31, 2020 were $44 related to the above agreements.

The Company is also principal underwriter of registered group variable annuities issued by the Talcott Resolution Life Insurance Company (formerly known as the Hartford Life Insurance Company). The Company earned commission revenue and incurred distribution support costs from MassMutual. Receivable from MassMutual as of December 31, 2020 was $960 related to this agreement.

The Company is party to a Broker-Dealer Servicing Agreement with MassMutual whereby the Company provides broker-dealer services in connection with the purchase and sale of investment company shares for executive benefit products. For the year ended December 31, 2020, the Company recorded $20 in Trail commissions related to these programs and incurred distribution support costs from services provided by MassMutual equal to these revenues.

The Company is party to a Broker-Dealer Servicing Agreement with MassMutual whereby the Company provides broker-dealer services, such as order aggregation services in connection with the purchase and sale of investment company shares for retirement plans. The Company also acts as the distributor of the mutual fund products that MassMutual acquired in 2013 from the Hartford Life Insurance Company. The Company earned unaffiliated Trail commissions related to these programs and incurred distribution support costs from services provided by MassMutual equal to these revenues.

Invesco Distributors, Inc. ("IDI") is a related party of the Company, per Accounting Standards Codification ("ASC" 850), through MassMutual's ownership and influence over IDI's parent Invesco, Ltd. The Company earned affiliated Trail commissions from IDI and incurred distribution support costs from services provided by MassMutual equal to these revenues. Receivable from IDI as of December 31, 2020 was $736 and is included in Receivables from brokers or dealers in the Statement of Financial Condition.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

On December 31, 2020, MassMutual completed the sale of its retirement plan business to Great-West Life & Annuity Insurance Company (Great-West). As of the date of the sale, the Company no longer provides order aggregation services for the purchase and sale of investment company shares for the retirement plans and is no longer the distributor of the mutual fund platform.

In addition, the Company has Principal Underwriter Agreements with the MassMutual Premier Funds, and the MassMutual Select Funds, as well as Distribution Agreements with certain share classes of the MML Series Investment Fund, and the MML Series Investment Fund II (together, the "Funds"). The Funds are available for the investment of assets of various separate investment accounts established by MassMutual and C.M. Life. The Company earned Trail commissions related to these programs and incurred distribution support costs from services provided by MassMutual equal to these revenues. In addition, the Company earned commissions that it reallowed to broker-dealers with which it had entered into selling agreements. Receivables from MassMutual as of December 31, 2020 were $140 related to the above agreements.

The Company, MML Investors Services, LLC ("MMLIS"), and MML Strategic Distributors, wholly owned subsidiaries of MassMutual, have a reciprocal agreement whereby they mutually agree to reimburse each other for the amount of any 12b-1 fees inadvertently paid to either firm by the Fund Companies.

Pursuant to the distribution agreements noted above with MassMutual and C.M. Life, the Company is compensated for expenses it incurs.

The Company has administrative services agreements with MassMutual and MMLIS, which provide for the performance by MassMutual and MMLIS of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Payables to Related Parties

Payables to related parties consist of the following as of December 31, 2020:

Distribution costs due to MassMutual	$ 17,462
Management fees due to MassMutual	29
Distribution fees due to MassMutual	21
Management fees due to MMLIS	13
Payables to related parties	**$ 17,525**

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on a periodic basis to ensure that adequate capital is maintained.

5. Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory requirements. The Company has elected to operate under the alternative method of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2020, the Company had net capital of $1,566, which was $1,316 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

6. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $600. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

MML Distributors, LLC

Notes to Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

7. **Litigation and Regulatory Inquiries**

The Company may from time to time become involved in litigation arising in and out of the normal course of business. The Company may from time to time also be involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 17, 2021, the date the financial statement was available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.